EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Net income available to common shareholders	$67,679	$35,917	$101,716	$63,060

Add:
Portion of rents representative of the interest factor	233	196	467	437
Interest on indebtedness	31,887	28,140	62,490	55,873
Preferred dividends	2,526	1,265	5,051	2,531
Amortization of debt cost	400	451	833	800
Net income as adjusted	$102,725	$65,969	$170,557	$122,701

Fixed charges and preferred dividends:
Interest on indebtedness	$31,887	$28,140	$62,490	$55,873
Capitalized interest	957	1,364	1,657	2,706
Preferred dividends	2,526	1,265	5,051	2,531
Amortization of debt cost	400	451	833	800
Portion of rents representative of the interest factor	233	196	467	437
Fixed charges and preferred dividends	$36,003	$31,416	$70,498	$62,347

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED DIVIDENDS	2.85	2.10	2.42	1.97

Net income available to common shareholders	$67,679	$35,917	$101,716	$63,060
Depreciation and amortization	30,386	27,728	59,602	53,139
Gain on sale of property	(35,620)	(13,508)	(39,710)	(13,825)
Funds from operations	62,445	50,137	121,608	102,374
Add:
Portion of rents representative of the interest factor	233	196	467	437
Preferred dividends	2,526	1,265	5,051	2,531
Interest on indebtedness	31,887	28,140	62,490	55,873
Amortization of debt cost	400	451	833	800
Funds from operations as adjusted	$97,491	$80,189	$190,449	$162,015

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.71	2.55	2.70	2.60